Exhibit 99.2

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2022

Tel-Aviv, Israel, December 29, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported unaudited financial results for the three and nine month periods ended September 30, 2022.

Financial Highlights for the Nine Month Period Ended September 30, 2022

•
Revenues were approximately €44.7 million for the nine months ended September 30, 2022, compared to approximately €33.7 million for the nine months ended September 30, 2021. This increase mainly results from the substantial increase in electricity prices in Spain and the connection to the grid of Ellomay Solar, a 28 MW photovoltaic facility in Spain (“Ellomay Solar”) during June 2022, upon which the Company commenced recognition of revenues.

•
Operating expenses were approximately €18.4 million for the nine months ended September 30, 2022, compared to approximately €11.7 million for the nine months ended September 30, 2021. The increase in operating expenses mainly results from the introduction of the Spanish RDL 17/2021 that established the reduction, currently in effect until December 31, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increase in operating expenses also resulted from the Company’s biogas operations in the Netherlands that were impacted by the war in Ukraine causing shortages in certain raw materials and an increase in delivery prices and from the connection to the grid of Ellomay Solar during June 2022, upon which the Company commenced recognition of expenses. Depreciation and amortization expenses were approximately €11.9 million for the nine months ended September 30, 2022, compared to approximately €11.1 million for the nine months ended September 30, 2021.

•
Project development costs were approximately €2.7 million for the nine months ended September 30, 2022, compared to approximately €1.8 million for the nine months ended September 30, 2021. The increase in project development costs is mainly due to development expenses in connection with photovoltaic projects in Italy.

•
General and administrative expenses were approximately €5 million for the nine months ended September 30, 2022, compared to approximately €3.9 million for the nine months ended September 30, 2021. The increase is mostly due to increased D&O liability insurance costs, increase in management fee paid pursuant to the new Management Services Agreement effective July 1, 2021, and an increase in salaries paid to employees.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.6 million for the nine months ended September 30, 2022, compared to approximately €0.3 million for the nine months ended September 30, 2021. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad Energy Ltd. (“Dorad”) due to higher quantities produced and higher electricity tariff, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

•
Financing expenses, net was approximately €7.7 million for the nine months ended September 30, 2022, compared to approximately €10.4 million for the nine months ended September 30, 2021. The decrease in financing expenses, net, was mainly attributable to expenses resulting from exchange rate differences amounting to approximately €1.1 million in nine months ended September 30, 2022, mainly in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures, compared to expenses in the amount of approximately €2.2 million for the nine months ended September  30, 2021, caused by the 1% devaluation of the euro against the NIS during the nine months ended September  30, 2022, compared to the 5.3% devaluation of the euro against the NIS during the nine months ended September  30, 2021,  and to expenses recorded in 2021 of approximately €0.8 million in connection with the early repayment of the Company’s Series B Debentures.

•
Taxes on income were approximately €2 million for the nine months ended September 30, 2022, compared to tax benefit of approximately €0.8 million for the nine months ended September 30, 2021. The increase is mainly due to the substantial increase in electricity prices in Spain, resulting in higher taxable income of the Company’s Spanish subsidiaries.

•	Loss was approximately €2.3 million for the nine months ended September 30, 2022, compared to a loss of approximately €5.8 million for the nine months ended September 30, 2021.

•
Total other comprehensive loss was approximately €61.8 million for the nine months ended September 30, 2022, compared to approximately €8.9 million for the nine months ended September 30, 2021. The increase in total other comprehensive loss mainly resulted from changes in fair value of cash flow hedges, including a material increase in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol PV Plant (the “Talasol PPA”). The Talasol PPA experienced a high volatility due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into the Company’s financial statements and total equity. Alongside the increase in fair value of the liability in connection with the Talasol PPA, the increase in the electricity prices had, and is expected to continue to have for as long as the prices remain relatively high, a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the Talasol PPA, resulting in an expected increase in Talasol’s net income and cash flows.

•	Total comprehensive loss was approximately €64.1 million for the nine months ended September 30, 2022, compared to approximately €14.7 million for the nine months ended September 30, 2021.

•
The Company’s current liabilities as of September 30, 2022, include a liability in the amount of approximately €44.3 million in connection with current maturities of the Talasol PPA resulting from the increase in the fair value of the liability in connection with the Talasol PPA. As noted above, the increase in the fair value of the liability in connection with the Talasol PPA does not impact the Company’s cash flow as Talasol’s revenues from the sale of electricity are expected to exceed its liability and payments to the Talasol PPA provider. Pursuant to the applicable accounting rules, the Company is required to recognize the fair value of expected future payments to the Talasol PPA provider as a liability, but it does not recognize the expected revenues from the Talasol PV Plant as assets.

•
EBITDA was approximately €19.2 million for the nine months ended September 30, 2022, compared to approximately €16.5 million for the nine months ended September 30, 2021. See the table on page 13 of this press release for a reconciliation of these numbers to profit and loss.

•
Net cash provided by operating activities was approximately €13.9 million for the nine months ended September 30, 2022, compared to approximately €13.8 million for the nine months ended September 30, 2021.

•
As required under an amendment to IAS 16, “Property, Plant and Equipment” (the “IAS 16 Amendment”), the Company retrospectively applied the IAS 16 Amendment and revised the financial results as of and for the year ended December 31, 2021, and for the nine months ended September 30, 2021. The IAS 16 Amendment required the Company to recognize the results of the Talasol PV Plant commencing connection to the grid (December 2020) instead of recognizing results commencing achievement of PAC (Preliminary Acceptance Certificate), which occurred on January 27, 2021. The revisions mainly included recognizing an increase in the balance of fixed assets against a corresponding increase in retained earnings and deferred tax as of December 31, 2021, and an increase in revenues and expenses, with a corresponding decrease in tax benefit and in the net loss for the nine months ended September 30, 2021, and the year ended December 31, 2021.

CEO Review for the First Nine Months of 2022

The Company’s activities are divided into two main fields:

-
Development and Construction - the development of a backlog of projects in the PV field in Italy, Spain and Israel, the construction of a pumped hydro storage project in the Manara Cliff in Israel and the construction of PV in Italy; and

-	Operations and Improvements - the Company manages, operates and improves its generating projects in Israel, Spain and the Netherlands (bio-gas).

During the first nine months of 2022, the Company met the goals it set for itself. The Company’s revenues for the first nine months of 2022 were approximately €44.7, an increase of approximately 33% in revenues compared to the same period last year.

The cash flow from operations for the first nine months of 2022 was approximately €13.9 million, which includes a deduction of in the amount of approximately €3.3 million due to a non-recurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant and increased project development costs mainly due to the advanced development of the photovoltaic portfolio in Italy and in Israel.

The operating profit for the first nine months of 2022 amounted to approximately €7.4 million, an increase of approximately 36% compared to the corresponding period last year.

The EBITDA for the first nine months of 2022 was approximately €19.2, an increase of approximately 17% compared to the same period last year.

Activity in Spain: The Ellomay Solar PV plant in Spain (28 MW PV) was connected to the electricity grid towards the end of the second quarter of 2022, therefore its effect on the second quarter was negligible. During the third quarter of 2022, this PV plant operated at full capacity and generated revenues of approximately €2.9 million (based on previous estimates the project was expected to generate average annual revenues of approximately €3 million). The Talasol PV plant in Spain (300 MW PV), 51% held by the Company, met all expectations and in the first nine months of 2022 generated revenues in the amount of approximately €29.5 million. Talasol is a party to a financial hedge of its electricity capture price (PPA) in connection with approximately 80% of its production (75% based on P-50) and the remaining electricity produced by Talasol is sold directly to the grid, currently at significantly higher prices. The changes in the fair value of the financial hedge resulted from the significant increase in electricity prices in Europe and were recorded as a liability in the Company’s balance sheet against a capital reserve. These changes do not impact the profit and loss and the cash flow of the Company and do not require an increase of collaterals.

Activity in Italy: The Company has approximately 600 MW PV projects under advanced development stages, of which licenses have been obtained for approximately 200 MW. Of these 200 MW PV projects, 20 MW are under advanced construction and the remainder (approximately 180 MW) are expected to commence construction during 2023.

The Company has additional projects in earlier development stages and the intention is to reach a portfolio of approximately 1,000 MW PV in various degrees of development and operations by 2025.

The Company is negotiating a financing agreement for the financing of 600 MW PV projects that are in advanced development stages with a leading European bank in the field.

Activity in Israel:

The Manara Pumped Storage Project (Company’s share is 83.34%): The Manara Cliff pumped storage project, with a capacity of 156 MW, is in advanced construction stages and expected to reach commercial operation during the second half of 2026 and generate average annual revenues of €74 million and EBITDA of €33 million. The Company and the project’s other shareholder, Ampa, invested the equity required for the projects, with the remainder of the funding was received from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of PV licenses combined with storage:

1.
The Komemiyut project, a project of 250 dunams, is intended for 21 MW PV and 47 MW / hour batteries. We obtained an approval for connection to the grid. The project is in the process of receiving a building permit. Construction is planned to commence in the third quarter of 2023.

2.
The Qelahim project, a project of 145 dunams, intended for 15 MW PV and 33 MW / hour batteries. We obtained an approval for connection to the grid, and the project is in the final stages of the zoning approval.

3.
The Talmei Yosef project, an expansion of the existing project (as of today 9 MW PV), an addition of 104 dunams, designed for 10 MW PV and 22 MW / hour batteries. The request for zoning approval has been filed and approval is expected to be received in the first quarter of 2023.

4.
The Talmei Yosef storage project in batteries, a 30 dunam project, intended for approximately 400 MW / hour. The project is designed for the regulation of the high voltage storage. Zoning of the project is approved.

5.	The Sharsheret project, a project of 205 dunams, intended for 20 MW PV and 44 MW / hour batteries. The submission of the zoning request for the project is expected in the coming weeks.

6.	Additional 250 dunams - under advanced planning stages.

Dorad Power Station: the gas flow from the Karish reservoir began during November 2022. The gas from the Karish reservoir is expected to reduce the gas costs of Dorad. The change in the electricity tariff, which will enter into force in January 2023, means an increase in the “PISGA”/ peak (high consumption) hours, and the elimination of the “GEVA” (average consumption) hours, is expected to reduce the operating expenses of the power station.

Activity in the Netherlands: In connection with the war in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main one is increasing the price of the green certificates and as of today the market price of these certificates has increased from an average of 13–15 euro cents per cubic meter to around 30-45 euro cents per cubic meter. The Company’s wholly owned Dutch subsidiaries entered into agreements to sell green certificates representing 2.4 million cubic meters in 2023 at a price of 74-euro cents per cubic meter. The Company’s Dutch subsidiaries are expected to produce in 2023 approximately 14-15 million cubic meters, that are expected to be sold at significantly higher prices compared to the prices in 2022. The expected income to the Company is approximately €4.5 million for 2023, compared to an income from the sale of green certificates of approximately €1.8 million in 2022.

The gas price for 2023, which is determined based on the 2022 average, is also expected to be above 90-euro cents per cubic meter, a price that is higher than the cap of the subsidy granted to the Company’s Dutch subsidiaries (approximately 75-euro cents per cubic meter). Therefore, in 2023 and possibly also in 2024, the Dutch subsidiaries will temporarily exit the subsidy regime. Not using the subsidy during 2023 and 2024 will enable the Dutch subsidiaries to postpone the termination of the subsidy period (originally 12 years) by two years.

On the other hand, due to the war in Ukraine, there was an increase in the price of feedstock, which is based on agricultural residues, and in the cost of transportation and the price of electricity (which increased tenfold). These circumstances caused an increase in expenses; however the Company expects that the increase in income will exceed the increase in expenses. The increase in income is already partially reflected in the high prices of the green certificates and is expected to continue to be reflected in 2023 as prices of green certificates are expected to continue to increase, and in addition gas prices are also expected to be high.

The increase in electricity prices in the Netherlands did not substantially affect two of the three biogas facilities owned by the Company, which produce the electricity and heat they consume for themselves. However, the Gelderland project, which was acquired in December 2020, is not equipped with the means to self-generate electricity and heat and is required to pay for the electricity it consumes, and therefore was negatively affected by the increase in the price of electricity. In May 2022, Gelderland received notification of approval for a subsidy for generation of electricity and heat in its facility and in August 2022, a generator (CHP) was ordered and is expected to start producing electricity for self-consumption of the Gelderland facility in February 2023. Thereafter, all of the Company’s Dutch bio gas facilities will no longer be affected by the electricity prices.

The Company estimates that with the increasing importance of the biogas field, this field will enter into a new era. In the Netherlands, new legislation was adopted that obliges the gas suppliers commencing January 1, 2024 to gradually incorporate green gas in a scope of up to 20% of the amount supplied by them. This legislation, and the growing demand for green certificates from the biogas industry, is expected to greatly improve the expected results of the bio gas facilities.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 13 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of continued war between Russia and Ukraine, including its impact on electricity prices, availability of raw materials and disruptions in supply changes, the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Financial Position

	September 30,	December 31,	September 30,
	2022	2021	2022
	(Unaudited)	(Audited)	(Unaudited)
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	48,487	41,229	47,704
Marketable securities	1,851	1,946	1,821
Short term deposits	-	28,410	-
Restricted cash	4,280	1,000	4,211
Receivable from concession project	1,907	1,784	1,876
Trade and other receivables	8,224	9,487	8,091
	64,749	83,856	63,703
Non-current assets
Investment in equity accounted investee	34,972	34,029	34,407
Advances on account of investments	1,554	1,554	1,529
Receivable from concession project	26,785	26,909	26,353
Fixed assets	366,825	340,897	360,903
Right-of-use asset	29,373	23,367	28,899
Intangible asset	4,670	4,762	4,595
Restricted cash and deposits	21,296	15,630	20,952
Deferred tax	35,397	12,952	34,826
Long term receivables	9,646	5,388	9,490
Derivatives	1,577	2,635	1,552
	532,095	468,123	523,506
Total assets	596,844	551,979	587,209

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	12,417	126,180	12,217
Current maturities of long-term loans	10,000	16,401	9,839
Current maturities of debentures	19,785	19,806	19,466
Trade payables	2,210	2,904	2,172
Other payables	18,322	20,806	18,026
Current maturities of derivatives	44,332	14,783	43,616
Current maturities of lease liabilities	743	4,329	731
	107,809	205,209	106,067
Non-current liabilities
Long-term lease liabilities	20,632	15,800	20,299
Long-term bank loans	219,658	39,093	216,112
Other long-term loans	21,697	37,221	21,347
Debentures	98,991	117,493	97,393
Deferred tax	6,653	9,044	6,546
Other long-term liabilities	2,802	3,905	2,757
Derivatives	64,577	10,107	63,534
	435,010	232,663	427,988
Total liabilities	542,819	437,872	534,055
Equity
Share capital	25,605	25,605	25,192
Share premium	85,973	85,883	84,585
Treasury shares	(1,736)	(1,736)	(1,708)
Transaction reserve with non-controlling Interests	5,697	5,697	5,605
Reserves	(22,214)	7,288	(21,855)
Accumulated deficit	(10,685)	(6,899)	(10,512)
Total equity attributed to shareholders of the Company	82,640	115,838	81,307
Non-Controlling Interest	(28,615)	(1,731)	(28,153)
Total equity	54,025	114,107	53,154
Total liabilities and equity	596,844	551,979	587,209

* Convenience translation into US$ (exchange rate as at September  30, 2022: euro 1 = US$ 0.984)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Comprehensive Loss

	For the Three months ended September 30,		For the Nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2022	2021	2022	2021	2021	2022
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands		€ in thousands	Convenience Translation into US$ in thousands*
Revenues	15,529	13,311	44,725	33,704	45,721	44,003
Operating expenses	(5,297)	(4,145)	(18,429)	(11,717)	(17,590)	(18,131)
Depreciation and amortization expenses	(3,873)	(4,002)	(11,851)	(11,078)	(15,116)	(11,660)
Gross profit	6,359	5,164	14,445	10,909	13,015	14,212

Project development costs	(1,126)	(726)	(2,680)	(1,845)	(2,508)	(2,637)
General and administrative expenses	(1,669)	(1,377)	(4,966)	(3,949)	(5,661)	(4,886)
Share of profits of equity accounted investee	1,158	1,056	556	284	117	547
Operating profit	4,722	4,117	7,355	5,399	4,963	7,236

Financing income	844	630	2,655	2,346	2,931	2,612
Financing income (expenses) in connection with derivatives and warrants, net	677	(294)	1,015	(403)	(841)	999
Financing expenses in connection with project finance	(1,957)	(1,870)	(5,846)	(5,528)	(17,800)	(5,752)
Financing expenses in connection with debentures	(943)	(36)	(2,286)	(2,800)	(3,220)	(2,249)
Financing expenses on loans granted by non-controlling interests	(331)	(565)	(1,223)	(1,504)	(2,055)	(1,203)
Other financing expenses	(3,850)	(2,165)	(2,056)	(2,549)	(5,899)	(2,023)
Financing expenses, net	(5,560)	(4,300)	(7,741)	(10,438)	(26,884)	(7,616)
Loss before taxes on income	(838)	(183)	(386)	(5,039)	(21,921)	(380)

Tax benefit (Taxes on income)	(863)	(456)	(1,950)	(762)	2,281	(1,919)
Loss for the period	(1,701)	(639)	(2,336)	(5,801)	(19,640)	(2,299)
Loss attributable to:
Owners of the Company	(2,564)	(1,487)	(3,786)	(6,739)	(15,090)	(3,726)
Non-controlling interests	863	848	1,450	938	(4,550)	1,427
Loss for the period	(1,701)	(639)	(2,336)	(5,801)	(19,640)	(2,299)
Other comprehensive loss item
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	4,889	3,904	1,206	5,588	12,284	1,186
Effective portion of change in fair value of cash flow hedges	(31,879)	(7,444)	(63,821)	(12,646)	(13,429)	(62,791)
Net change in fair value of cash flow hedges transferred to profit or loss	-	(647)	821	(1,872)	(3,353)	808
Total other comprehensive loss	(26,990)	(4,187)	(61,794)	(8,930)	(4,498)	(60,797)

Total other comprehensive loss attributable to:
Owners of the Company	(10,451)	(372)	(29,502)	(2,136)	3,124	(29,026)
Non-controlling interests	(16,539)	(3,815)	(32,292)	(6,794)	(7,622)	(31,771)
Total other comprehensive loss for the period	(26,990)	(4,187)	(61,794)	(8,930)	(4,498)	(60,797)
Total comprehensive loss for the period	(28,691)	(4,826)	(64,130)	(14,731)	(24,138)	(63,096)

Total comprehensive loss attributable to:
Owners of the Company	(13,015)	(1,859)	(33,288)	(8,875)	(11,966)	(32,752)
Non-controlling interests	(15,676)	(2,967)	(30,842)	(5,856)	(12,172)	(30,344)
Total comprehensive loss for the period	(28,691)	(4,826)	(64,130)	(14,731)	(24,138)	(63,096)

Basic net loss per share	(0.20)	(0.27)	(0.29)	(0.55)	(1.18)	(0.30)
Diluted net loss per share	(0.20)	(0.27)	(0.29)	(0.55)	(1.18)	(0.30)

* Convenience translation into US$ (exchange rate as at September  30, 2022: euro 1 = US$ 0.984)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the nine months ended
September 30, 2022 (Unaudited):
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Loss for the period	-	-	(3,786)	-	-	-	-	(3,786)	1,450	(2,336)
Other comprehensive loss for the period	-	-	-	-	1,152	(30,654)	-	(29,502)	(32,292)	(61,794)
Total comprehensive loss for the period	-	-	(3,786)	-	1,152	(30,654)	-	(33,288)	(30,842)	(64,130)
Transactions with owners of the Company, recognized directly in equity:
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Share-based payments	-	90	-	-	-	-	-	90	-	90
Balance as at September 30, 2022	25,605	85,973	(10,685)	(1,736)	16,517	(38,731)	5,697	82,640	(28,615)	54,025

For the nine months ended
September 30, 2021 (Unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the period	-	-	(6,739)	-	-	-	-	(6,739)	938	(5,801)
Other comprehensive loss for the period	-	-	-	-	5,270	(7,406)	-	(2,136)	(6,794)	(8,930)
Total comprehensive loss for the period	-	-	(6,739)	-	5,270	(7,406)	-	(8,875)	(5,856)	(14,731)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	25	-	-	-	-	-	25	-	25
Balance as at September 30, 2021	25,578	85,774	1,452	(1,736)	9,093	(7,065)	5,145	118,241	4,585	122,826

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2021 (Audited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the year	-	-	(15,090)	-	-	-	-	(15,090)	(4,550)	(19,640)
Other comprehensive loss for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive loss for the year	-	-	(15,090)	-	11,542	(8,418)	-	(11,966)	(12,172)	(24,138)
Transactions with owners of the Company, recognized directly in equity:
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(409)	(409)	961	552
Warrants exercise	454	3,419	-	-	-	-	-	3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at December 31, 2021	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at September 30, 2022: euro 1 = US$ 0.984)
For the nine month ended September 30, 2022 (unaudited):
Balance as at January 1, 2022	25,192	84,496	(6,786)	(1,708)	15,118	(7,947)	5,605	113,970	(1,703)	112,267
Loss for the period	-	-	(3,726)	-	-	-	-	(3,726)	1,427	(2,299)
Other comprehensive loss for the period	-	-	-	-	1,133	(30,159)	-	(29,026)	(31,771)	(60,797)
Total comprehensive loss for the period	-	-	(3,726)	-	1,133	(30,159)	-	(32,752)	(30,344)	(63,096)
Transactions with owners of the Company, recognized directly in equity:
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,894	3,894
Share-based payments	-	89	-	-	-	-	-	89	-	89
Balance as at September 30, 2022	25,192	84,585	(10,512)	(1,708)	16,251	(38,106)	5,605	81,307	(28,153)	53,154

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30
	2022	2021	2022	2021	2021	2022
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Loss for the period	(1,701)	(639)	(2,336)	(5,801)	(19,640)	(2,299)
Adjustments for:
Financing expenses, net	5,560	4,300	7,741	10,438	26,884	7,616
Profit from settlement of derivatives contract	-	-	-	(407)	(407)	-
Depreciation and amortization	3,873	4,002	11,851	11,078	15,116	11,660
Share-based payment transactions	30	12	90	25	63	89
Share of profits of equity accounted investees	(1,158)	(1,056)	(556)	(284)	(117)	(547)
Payment of interest on loan by an equity accounted investee	-	-	-	859	859	-
Change in trade receivables and other receivables	2,862	(4,301)	283	(6,425)	(1,883)	278
Change in other assets	(163)	582	(110)	(200)	(545)	(108)
Change in receivables from concessions project	77	556	(473)	1,313	1,580	(465)
Change in trade payables	47	929	(754)	(12)	154	(742)
Change in other payables	(3,480)	3,499	4,398	7,214	2,380	4,327
Taxes on income (tax benefit)	863	456	1,950	762	(2,281)	1,919
Taxes on income paid	(1,144)	-	(4,399)	(15)	(94)	(4,328)
Interest received	481	406	1,403	1,327	1,844	1,380
Interest paid	(260)	(2,243)	(5,184)	(6,100)	(7,801)	(5,100)
Net cash provided by operating activities	5,887	6,503	13,904	13,772	16,112	13,680
Cash flows from investing activities
Acquisition of fixed assets	(16,793)	(8,785)	(39,067)	(73,450)	(83,682)	(38,436)
VAT associated with the acquisition of fixed assets	-	2,310	-	2,310	-	-
Repayment of loan by an equity accounted investee	-	-	149	1,400	1,400	147
Loan to an equity accounted investee	(60)	(52)	(60)	(296)	(335)	(59)
Advances on account of investments	-	-	-	(8)	-	-
Settlement of derivatives contract	3,800	-	3,272	(252)	(976)	3,219
Investment in restricted cash, net	(639)	(19)	(8,880)	(204)	(5,990)	(8,737)
Proceeds (investment) in short term deposit	-	-	27,645	8,533	(18,599)	27,199
Proceeds (investment) in marketable securities	-	-	-	1,785	(112)	-
Net cash used in investing activities	(13,692)	(6,546)	(16,941)	(60,182)	(108,294)	(16,667)
Cash flows from financing activities
Sale of shares in subsidiaries to non-controlling interests	-	-	-	1,400	1,400	-
Proceeds from options	-	-	-	22	49	-
Cost associated with long term loans	(1,033)	(1,122)	(9,991)	(1,319)	(2,796)	(9,830)
Payment of principal of lease liabilities	(1,575)	-	(5,548)	-	(4,803)	(5,458)
Proceeds from long-term loans	-	39	196,162	32,515	32,947	192,995
Repayment of long-term loans	(5,348)	(7,360)	(148,443)	(10,750)	(18,905)	(146,046)
Repayment of Debentures	-	-	(19,764)	(30,730)	(30,730)	(19,445)
Repayment of SWAP instrument associated with long term loans	-	-	(3,290)	-	-	(3,237)
IFRS 16	-	(4,086)		(4,086)
Proceeds from issue of convertible debentures	-	-	-	15,571	15,571	-
Proceeds from issuance of Debentures, net	-	-	-	25,465	57,717	-
Issuance / exercise of warrants	-	-	-	3,675	3,746	-
Net cash provided by (used in) financing activities	(7,956)	(12,529)	9,126	31,763	54,196	8,979

Effect of exchange rate fluctuations on cash and cash equivalents	4,297	3,366	1,169	5,855	12,370	1,149
Decrease in cash and cash equivalents	(11,464)	(9,206)	7,258	(8,792)	(25,616)	7,141
Cash and cash equivalents at the beginning of the period	59,951	67,259	41,229	66,845	66,845	40,563
Cash and cash equivalents at the end of the period	48,487	58,053	48,487	58,053	41,229	47,704

* Convenience translation into US$ (exchange rate as at September 30, 2022: euro 1 = US$ 0.984)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel[1]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the nine months ended September 30, 2022
	€ in thousands

Revenues	-	2,668	2,852	29,484	3,634	8,839	47,522	-	94,999	(50,274)	44,725
Operating expenses	-	(225)	(908)	(8,169)	(326)	(8,801)	(36,239)	-	(54,668)	36,239	(18,429)
Depreciation and amortization expenses	-	(678)	(181)	(8,528)	(1,929)	(2,062)	(4,882)	-	(18,260)	6,409	(11,851)
Gross profit (loss)	-	1,765	1,763	12,787	1,379	(2,024)	6,401	-	22,071	(7,626)	14,445
Project development costs											(2,680)
General and
administrative expenses											(4,966)
Share of loss of equity
accounted investee											556
Operating profit											7,355
Financing income											2,655
Financing expenses in connection with derivatives and warrants, net											1,015
Financing expenses in connection with project finance											(5,846)
Financing expenses in connection with debentures											(2,286)
Financing expenses on loans granted by non-controlling interests											(1,223)
Other financing expenses											(2,056)
Financing expenses, net											(7,741)
Loss before taxes on Income											(386)
Segment assets as at September 30, 2022	18,838	15,592	24,779	266,829	38,320	30,644	119,588	127,550	642,140	(45,296)	596,844

1  The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Loss to EBITDA

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2022	2021	2022	2021	2021	2022
	Unaudited
	€ in thousands					Convenience Translation into US$ in thousands*
Loss for the period	(1,701)	(639)	(2,336)	(5,801)	(19,640)	(2,299)
Financing expenses, net	5,560	4,300	7,741	10,438	26,884	7,616
Taxes on income (Tax benefit)	863	456	1,950	762	(2,281)	1,919
Depreciation and amortization expenses	3,873	4,002	11,851	11,078	15,116	11,660
EBITDA	8,595	8,119	19,206	16,477	20,079	18,896

* Convenience translation into US$ (exchange rate as at September 30, 2022: euro 1 = US$ 0.984)

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders

Potential Warning Signs

As of September 30, 2022, we had working capital deficiency of approximately €43.1 million. The working capital deficiency as of September 30, 2022, resulted from the recording of current maturities of derivatives in the amount of approximately €44.3 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA. These current maturities do not impact our cash flows. Taking into account the nature of the current maturities, in our opinion our working capital is sufficient for our present requirements.

Upon the issuance of our Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of our Debentures. This model provides that in the event certain financial “warning signs” exist in our consolidated financial results or statements, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Debentures. One possible “warning sign” is the existence of a working capital deficiency (if the board of directors of the company does not determine that the working capital deficiency is not an indication of a liquidity problem). In examining the existence of warning signs as of September 30, 2022, our Board of Directors noted the working capital deficiency as of September 30, 2022. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of September 30, 2022, does not indicate a liquidity problem. In making such determination, our board of directors noted the following: (i) the deficiency in working capital resulted from the recording of current maturities of derivatives in the amount of approximately €44.3 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA, which does not impact our cash flow in the next 12 months as Talasol’s revenues from the sale of electricity during the same period are expected to exceed its liability and payments to the PPA provider, (ii) pursuant to the applicable accounting rules, we are required to recognize the fair value of expected future payments to the PPA provider as a liability but do not recognize the expected revenues from the Talasol PV Plant as assets, as these expected revenues cannot be recorded as an asset under accounting rules, resulting in an increase in current liabilities and a working capital deficiency, and (iii) our operating subsidiaries generated a positive cash flow during the year ended December 31, 2021 and the nine month periods ended September 30, 2022 and 2021.

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2022, and below.

Net Financial Debt

As of September 30, 2022, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €70.2 million (consisting of approximately €267.62 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €120.53 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021) and Series D Debentures issuance (in February 2021), net of approximately €50.3 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €267.64 million of project finance and related hedging transactions of the Company’s subsidiaries).

2 Short-term and long-term debt from banks and other interest-bearing financial obligations amount provided above, includes an amount of approximately €3.8 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

3 Debentures amount provided above includes an amount of approximately €1.7 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.

4 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of September  30, 2022, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €135.7 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 34.1%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5, was 2.8.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended September 30, 2022:

For the four-quarter period ended September 30, 2022
Unaudited
€ in thousands
Loss for the period	(16,168)
Financing expenses, net	24,187
Taxes on income	(1,091)
Depreciation and amortization expenses	15,879
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,122
Share-based payments	128
Adjusted EBITDA as defined the Series C Deed of Trust	25,057

5 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of September  30, 2022, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €135.7 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 34.1%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6 was 2.3.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended September 30, 2022:

For the four-quarter period ended September 30, 2022
Unaudited
€ in thousands
Loss for the period	(16,168)
Financing expenses, net	24,187
Taxes on income	(1,091)
Depreciation and amortization expenses	15,879
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,122
Share-based payments	128
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[7]	5,832
Adjusted EBITDA as defined the Series D Deed of Trust	30,889

6 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

7 The adjustment is based on the results of Ellomay Solar since June 24, 2022.